# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AB Private Lending Fund, CIK 0001982701
CUSIP: 00254B306
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 405 COLORADO STREET, 405 COLORADO STREET, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001532155-25-000164
Filed by CIK 0001109448

## Reporting persons
- ALLIANCEBERNSTEIN L.P.
- AllianceBernstein International LLC
- AllianceBernstein Corporation of Delaware
- AllianceBernstein Holdings (Cayman) Ltd
- AllianceBernstein Preferred Limited

## Item 1. Issuer
Name of issuer: AB Private Lending Fund
Address of issuer's principal executive offices: 405 COLORADO STREET, 405 COLORADO STREET, AUSTIN, TEXAS, 78701.

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G is being filed jointly by AllianceBernstein L.P., AllianceBernstein International LLC, AllianceBernstein Corporation of Delaware, AllianceBernstein Holdings Cayman Ltd and AllianceBernstein Preferred Limited, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended the Exchange Act, as separate persons and not as members of a group.

AllianceBernstein Preferred Limited is ultimately a wholly-owned subsidiary of AllianceBernstein L.P. through a chain of wholly-owned subsidiaries: AllianceBernstein Holdings (Cayman) Ltd, AllianceBernstein Corporation of Delaware, and AllianceBernstein International LLC.
Address of principal business office or, if none, residence:
AllianceBernstein L.P.

AllianceBernstein L.P., a Delaware corporation, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203

AllianceBernstein International LLC

AllianceBernstein International, a Delaware corporation, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203
AllianceBernstein Corporation of Delaware

AllianceBernstein Corporation of Delaware, a Delaware corporation, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203

AllianceBernstein Holdings (Cayman) Ltd

AllianceBernstein Holdings (Cayman) Ltd, a Cayman Island corporation, has its principal business office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

AllianceBernstein Preferred Limited

AllianceBernstein Preferred Limited, a United Kingdom corporation, has its principal business office is located at 60 London Wall, London, England

All media outlets, please contact Erik Bass (212-314-2476) with any questions.
Citizenship:
AllianceBernstein L.P.
Delaware
AllianceBernstein International LLC
Delaware

AllianceBernstein Corporation of Delaware
Delaware

AllianceBernstein Holdings (Cayman) Ltd
Cayman Islands

AllianceBernstein Preferred Limited
United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 999,843 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*
Percent of class: 16.1% based upon 999,843 Class I Shares outstanding as of September 30, 2025.
Sole power to vote or to direct the vote: 999,843
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 999,843
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALLIANCEBERNSTEIN L.P.: Kimberly Hanson, VP/DIRECTOR OF COMPLIANCE (11/14/2025)
- AllianceBernstein International LLC: Kimberly Hanson, VP/DIRECTOR OF COMPLIANCE (11/14/2025)
- AllianceBernstein Corporation of Delaware: Kimberly Hanson, VP/DIRECTOR OF COMPLIANCE (11/14/2025)
- AllianceBernstein Holdings (Cayman) Ltd: Kimberly Hanson, VP/DIRECTOR OF COMPLIANCE (11/14/2025)
- AllianceBernstein Preferred Limited: Kimberly Hanson, VP/DIRECTOR OF COMPLIANCE (11/14/2025)